Exhibit 21.1

We have three wholly-owned subsidiaries, NABC, Inc., NABC Properties, LLC (NABC Properties”), and New Age Health Sciences. NABC, Inc. is our Colorado-based operating company that consolidates performance and financial results of our divisions. NABC Properties incorporates all our buildings and warehouses, and New Age Health Sciences includes all our patents, and the operating performance in the medical and hospital channels.